Exhibit 99.3

AUDIT ALLIANCE LLP®
A Top 18 Audit Firm
10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B GST Reg No: M90367663E Tel: (65) 6227 5428
Website: www.allianceaudit.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-283367 on Form S-3 of our report dated April 30, 2025, relating to the consolidated financial statements of BTC Digital Ltd. (the “Company”) included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

/s/ Audit Alliance LLP

Singapore

November 12,2025